

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2021

Adam Townsend
Chief Financial Officer
Vizio Holding Corp.
39 Tesla
Irvine, California 92618

> **Re: Vizio Holding Corp.**
> **Registration Statement on Form S-1**
> **Filed March 1, 2021**
> **File No. 333-253682**

Dear Mr. Townsend:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed March 1, 2021

Our amended and restated bylaws will designate a state or federal court, page 63

1. You disclose that your amended and restated bylaws will provide that the federal district courts of the United States will be the exclusive forum for resolving any complaints asserting a cause of action arising under the Securities Act of 1933 and nothing in your amended and restated bylaws precludes stockholders that assert claims under the Securities Exchange Act of 1934 from bringing such claims in state or federal court. You also disclose that the exclusive forum provision will not apply to any causes of action arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Please revise your prospectus to clearly state whether your forum selection provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates

exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also ensure that the exclusive forum provision in your amended and restated bylaws is consistent with your revised disclosure. For example, if this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that your provision in your amended and restated bylaws states this clearly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Jay Ingram at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing